FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated January 15, 2019

Item 1

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) informs that its board of directors, at the proposal of the appointments and the remunerations committees, resolved in a meeting held today not to proceed with the planned appointment of Mr. Andrea Orcel as Chief Executive Officer of the Group.

This decision is due to the change, after the discussions held, of the basis upon which the Board initially decided to appoint Mr. Orcel and the fact that the costs of compensating him for past remuneration cannot exceed those corresponding to the original understanding.

Mr. José Antonio Álvarez Álvarez will continue in the role of CEO of Santander Group and shall also serve as Vice Chairman of Banco Santander, and shall not serve as Chairman of Santander España.

Mr. Rodrigo Echenique Gordillo, who is due to retire from his current role as Chairman of Santander Spain in March, will remain until a successor is named, and shall continue to be Vice Chairman of Banco Santander.

After these decisions, the Vice Chairmen of Banco Santander shall be Mr. Bruce Carnegie Brown, Mr. Rodrigo Echenique Gordillo and Mr. José Antonio Álvarez Álvarez.

Boadilla del Monte (Madrid), 15 January 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 15, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer